MidWestOne Financial Group, Inc.

102 South Clinton Street

Iowa City, Iowa 52240

(319) 356-5800

November 28, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:   Eric Envall

Re:                      MidWestOne Financial Group, Inc.

Registration Statement on Form S-4

File No. 333-227899

Request for Acceleration

Dear Mr. Envall:

Reference is made to the Registration Statement on Form S-4 (File No. 333-227899) filed by MidWestOne Financial Group, Inc. (the “Company”) with the U.S. Securities and Exchange Commission on October 19, 2018, as amended on November 28, 2018 (the “Registration Statement”).

The Company hereby requests the Registration Statement be made effective at 5:00 p.m. Eastern Time on November 30, 2018, or as soon as possible thereafter, in accordance with Rule 461 promulgated under the Securities Act of 1933, as amended.

If the Staff has any questions concerning this request, or if you require any additional information, please feel free to contact Kurt A. Leeper of Shapiro Bieging Barber Otteson at (720) 963-7546 or kleeper@sbbolaw.com. Please notify Mr. Leeper when this request for acceleration of effectiveness of the Registration Statement has been granted.

Very truly yours,

MidWestOne Financial Group, Inc.

By:	/s/ Barry S. Ray
Name:	Barry S. Ray
Title:	Senior Vice President and Chief Financial Officer

cc:                  Shapiro Bieging Barber Otteson

Kurt A. Leeper